CERTIFICATE OF QUALIFIED PERSON

Paul J. Skayman

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6652

Fax: (604) 687-4026

pauls@eldoradogold.com

I, Paul J. Skayman, am a Professional Extractive Metallurgist, employed as Director, Technical Services, of Eldorado Gold Corporation and reside at 3749 West 39th Avenue in Dunbar, Vancouver in the Province of British Columbia.

I am a member of the Australian Institute of Mining and Metallurgy.  I graduated from the Murdoch University with a Bachelor of Science (Extractive metallurgy) degree in 1987.

I have practiced my profession continuously since 1987 and have been involved in: operation and management of gold extraction operations in Australia, Ghana, Tanzania, Guinea and China. This work has also included Feasibility Studies, Project Acquisition and Development / Construction of said projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I was responsible for reviewing matters related to the metallurgical data for the Kisladag Gold Mine in Turkey.  The report entitled Technical Report for the Kisladag Gold Mine, Turkey, with an effective date of January 2010, was prepared under my supervision, specifically Sections 1 to 3 and Section 16 and parts of Section 19. I visited the mine on numerous occasions in 2009 with my most recent visit occurring from September 14 to 18, 2009.

I have not had prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the sections for which I am responsible in this report entitled, Technical Report for the Kisladag Gold Mine, Turkey, with an effective date of January 2010, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 15th day of March, 2010.

“Paul Skayman”

____________________

Paul J Skayman, B. Sc (Ext. Met).